Exhibit 99.1

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

March 28, 2006

Announcement of the First DAIICHI SANKYO Group R&D Meeting

DAIICHI SANKYO COMPANY, LIMITED would like to welcome members of the press, analysts and investors to attend its first Group R&D meeting to be held from 1:30 today. The agenda to be covered at this meeting has been outlined below.

Schedule

First Session (1:30–2:20)

1. Unification of R&D Management

GEMRAD (Global Executive Meeting of Research and Development) was established on the occasion of DAIICHI SANKYO COMPANY, LIMITED’s founding on September 28, 2005. GEMRAD is the R&D decision-making body for DAIICHI SANKYO Group’s global research and development and is comprised of members from the R&D and Marketing in Japan, America, and Europe. Since then, we have been proceeding with the unification of Sankyo and Daiichi Pharmaceutical’s R&D management.

2. Order of R&D Project Priority

During discussions focusing on GEMRAD, DAIICHI SANKYO Group selected the following five priority projects toward which it will allocate its management resources in the future.

1)	CS-747 (antiplatelet agent: phase 3 in America and Europe; phase 1 in Japan)

2)	DU-176b (anticoagulant agent: phase 2 in America, Europe, and Japan)

3)	CS-8663 (antihypertensive agent, Olmesartan/Amlodipine combination drug: phase 3 in America and Europe)

4)	DJ-927 (cancer chemotherapy agent: phase 2 in America and Europe; phase 1 in Japan)

5)	DZ-697b (antiplatelet agent: phase 1 in America and Europe; preparation for phase 1 in Japan)

3. Question and Answer Session

Second Session (2:30–4:00)

1. Present Status of R&D Projects

We shall explain the present status of 16 projects, including the five priority projects. As significant progress has been made with respect to the following two projects, the following explanation has been provided.

1)	CS-011 (glitazone type antidiabetic agent: phase 2 completed in America and Europe)

In latter phase 2 tests, dosage-dependent blood glucose improvement and lipid metabolism improvement superior to pioglitazone was confirmed.

2)	WelChol DM (expansion of the application of anticholesteremic agent WelChol, only sold in America, toward the treatment of diabetes. Phase 3 in America)

In a portion of phase 3 tests currently being implemented, the drug’s hypoglycemic action was clearly confirmed. Application for approval is scheduled in the fourth quarter of 2006.

2. Question and Answer Session